Exhibit 99.30

GTG delivers material increase in cash receipts

Commercialisation plans gather momentum

Melbourne, Australia, 4 October 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in Genomics based tests in health, wellness and serious disease announces a material increase in cash receipts for the September 2021 quarter to A$850k1.

Highlights:

●	Delivering a material increase versus prior quarter with A$850k customer receipts
●	Revenue primarily derived from EasyDNA resale channels with further growth forecast from B2B channel

Earlier this year, Genetic Technologies outlined to the market a strategy to significantly drive revenue growth and a focus on commercialisation. Having delivered on key strategic objectives over the past six months the Company is pleased to report its first quarter of material revenue and cash flow generation.

Preliminary cash receipts of A$850k demonstrates a significant increase on the June 2021 quarter of A$68k. This baseline result is all derived from EasyDNA sales and follows the June 2021 quarter sales of the Covid-19 Risk test with IBX and incorporates the first weeks of customer sales receipts following the completion of the acquisition of EasyDNA on 13 August 2021.

We expect growth in quarter two revenues and cash receipts will continue to show a material uplift, including acquisition driven uplift, with the Company scheduled to release the Multi-Test product at the end of the calendar year. The Company also plans to continue to invest in the EasyDNA platform to drive further revenue growth from the sale of the Multi-Test and existing direct-to-consumer products.

Simon Morriss, CEO stated: “Over the past six months we have built on GTG’s R&D roots to commence the establishment of a strong foundation for growth and future revenue generation. We are only at the beginning of this journey and we have further work to do to ensure we realise the value of the EasyDNA platform and leverage the network we have established and the relationship with IBX. The months ahead are exciting as we finalise our first stage release of our Multi-Test a pipeline of risk assessment tests covering over 70% of the most prevalent mortalities and morbidities product, the launch our new brand and look and feel, further integrate our products into the EasyDNA platform and consider further commercialisation opportunities for our products both new and existing.”

Authorised for release by the Board of Genetic Technologies Limited

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1 All figures quoted are on an unaudited cash receipts basis

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products including its multi test covering over 70% of the most prevalent mortalities and morbidities.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000